DGAP-News: AIXTRON SE / Key word(s): Final Results/Forecast
AIXTRON increases revenues and achieves positive EBITDA in second half 2015 / Diversification strategy is bearing fruits

23.02.2016 / 07:35
The issuer is solely responsible for the content of this announcement.

AIXTRON increases revenues and achieves positive EBITDA in second half 2015

Diversification strategy is bearing fruits

Herzogenrath/Germany, February 23, 2016 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG) a leading provider of deposition equipment to the semiconductor industry, today announced financial results for the fourth quarter 2015 and the full financial year 2015.

On the way back to profitability, AIXTRON was able to reach important, but not all milestones in the past year. As planned, the Company generated a positive EBITDA for the second half of 2015. Our operating expenses were also roughly in line with our target of around EUR 80m. Contrary to expectations, San'an Optoelectronics did not qualify the new AIX R6 system, and we were not able to reach our original revenue target. In spite of this, we managed to increase our revenues slightly to EUR 197.8 million in 2015. "We were able to do this by compensating for lower revenues in the LED segment with significant growth in other technology areas. This is a result of the progress we have made in implementing our diversification strategy", says Martin Goetzeler, President and CEO of AIXTRON SE.

2015 revenues at EUR 197.8m (2014: EUR 193.8m) were up 2% against the previous year's level. In Q4/2015 revenues amounting to EUR 62.5m were up against both the same quarter last year and the previous quarter (Q4/2014: EUR 58.0m; Q3/2015: EUR 54.6m) . That said, the broader distribution of revenues by application reflects the greater diversification of the technology and product portfolio: opto-electronical components 31% (2014: 9%), LED 26% (2014: 68%), silicon 19% (2014: 11%), power electronics 17% (2014: 7%), other applications 7% (2014: 5%).

2015 EBITDA improved to EUR -16.4m (2014: EUR -41.3m) . Q4/2015 EBITDA was EUR 1.3m (Q4/2014: EUR -13.9m; Q3/2015: EUR 4.1m) . With an overall positive EBITDA of EUR 5.4m, AIXTRON met the published expectations of an EBITDA break-even in the second half of 2015. This development reflects the evolving product mix, the favorable currency performance and the increase in productivity.

Total 2015 equipment order intake was down by 16% to EUR 167.1m (2014: EUR 198.7m) mainly due to lower overall market demand especially for LED production systems as well as the effect from the longer than expected qualification process of the AIX R6. Due to internal policies regarding the registration of system orders, the major order from San'an Optoelectronics was not part of our equipment order backlog.

In order to speed up the company's transformation, AIXTRON is working continuously on efficiency and productivity improvements in the course of the internal Quality & Business Improvements (QuBI) initiative. In addition, AIXTRON is continuing to proceed with the diversification of its technology and product portfolio. By expanding technologies solutions for power semiconductors, logic and memory, carbon nanostructures as well as targeted investments in OLED technologies, AIXTRON wants to make use of new market opportunities.

Key Financials

	2015	2014	+/-	2015	2014	+/-
(in EUR million)	FY	FY		Q4	Q4
Revenues	197.8	193.8	2%	62.5	58.0	8%
Gross profit	49.8	39.7**	25%	19.6	10.4**	88%
Gross margin	25%	20%	5pp	31%	18%	13pp
Earnings before interest, tax, depreciation and amortization (EBITDA)	-16.4	-41.3	60%	1.3	-13.9	109%
Operating result (EBIT)	-26.7	-58.3	54%	-1.5	-18.9	92%
EBIT margin	-14%	-30%	16pp	-2%	-33%	31pp
Net result	-29.2	-62.5	53%	-1.9	-19.1	90%
Net result margin	-15%	-32%	17pp	-3%	-33%	30pp
Net result per share - basic (EUR)	-0.26	-0.56	54%	-0.02	-0.17	88%
Net result per share - diluted (EUR)	-0.26	-0.56	54%	-0.02	-0.17	88%
Free Cash Flow FCF*	-57.3	-47.0	-22%	-35.0	5.9	n/a
Equipment order intake	167.1	198.7**	-16%	31.3	49.3**	-37%
Equipment order backlog (end of period)	42.9	65.2	-34%	42.9	65.2	-34%

*Operating CF + Investing CF + Changes in Cash Deposits, adjusted for acquisition effects (upfront payments and loan)
**2014 figures adjusted to be comparable with 2015

Financial Highlights

As demand for high-performance and energy-efficient components for use in markets such as communications, data storage or electric mobility increases, demand is growing for semiconductors for optoelectronics and power electronics. In contrast, the LED market remains challenging even though the global trend towards LED lighting continues. However, excess capacities and very intense competition between LED manufacturers in Asia put a strain on the demand for MOCVD production systems.

Revenues in fiscal year 2015 at EUR 197.8m were up 2% compared to the previous year's level (2014: EUR 193.8m; Q4/2015: EUR 62.5m; Q3/2015: EUR 54.6m) . In this context, special attention should be paid to the increased revenue shares in the application areas of optoelectronics (+22 percentage points, excluding LED), power electronics (+10pp) and, silicon-based microelectronics (+8pp).

2015 cost of sales were down 4 percent to EUR 147.9m (2014: EUR 154.1m; Q4/2015: EUR 42.8m; Q3/2015: EUR 36.8m) . This was mainly due to lower material cost and higher efficiencies in logistics and service.

The result was an improvement in gross profit to EUR 49.8m (2014: EUR 39.7m; Q4/2015: EUR 19.6m; Q3/2015: EUR 17.8m) . The development was driven by an improving product mix and favorable currency effects. Year-on-year this resulted in a gross margin increase from 20% to 25%.

The operating expenses reflect better cost control as well as higher other operating income, stemming from positive currency related effects and higher R&D funding. At EUR 76.5m operating costs stayed well below the stated goal of EUR 80m (2014: EUR 98.0m; Q4/2015: EUR 21.1m; Q3/2015: EUR 16.3m) in spite of significant R&D investments (2015: EUR 55.4m; 2014: EUR 66.7m) in our system technologies such as OLED and III-V-on-silicon (TFOS).

As a result of the above mentioned business development the 2015 EBIT at EUR -26.7m was up on the previous year's figure of EUR -58.3m (Q4/2015: EUR -1.5m; Q3/2015: EUR 1.5m) .

The net result for 2015 amounted to EUR -29.2m (2014: EUR -62.5m; Q4/2015:
EUR -1.9m; Q3/2015: EUR 0.3m) .

AIXTRON's 2015 equipment order intake at EUR 167.1m was down EUR 31.6m from the previous year's figure of EUR 198.7m.

The total equipment order backlog of EUR 42.9m as at December 31, 2015 was 34% lower than the EUR 65.2m at the same point in time in 2014 and 38% lower than the January 2015 opening backlog of EUR 69.0m. These reductions are caused by the high level of deliveries as scheduled at the end of 2015 in combination with low order intakes in the same period of time.

Following a negative free cash flow of EUR -35.0m in the fourth quarter, we ended fiscal year 2015 with a free cash flow of EUR -57.3m (2014: EUR -47m; Q3/2015: EUR -10.0m) . This was mainly driven by a partial repayment of advance payments from San'an for the originally ordered 50 AIX R6 systems. The remaining payment to San'an was made in Q1/2016.

Cash and cash equivalents (including bank deposits with a maturity of more than three months) as of December 31, 2015 amounted to EUR 209.4m (December 31, 2014: EUR 268.1m) and in comparison to 2014 were down by EUR 58.7m.

Management Review

"In the past year, we were able to improve our earnings again even though we were not in the black yet. Achieving positive EBITDA in the second half of 2015 as planned and without the revenue share from China confirms our cost discipline as well as the progress in the implementation of our diversification strategy", says Martin Goetzeler, President and CEO of AIXTRON SE.

"AIXTRON has a promising technology and product portfolio which we are developing systematically. Leaving aside LEDs, we were able to register the best year for optoelectronics, especially for applications such as laser, infrared LEDs and photovoltaics, as well as power electronics in a long time by partially tripling our revenues. Although we are in an early phase in the area of carbon nano technology, we achieved another improvement in revenues in 2015. Based on our technology for memory chips, we almost doubled our revenues in the silicon industry and we have continued to drive forward our market positioning for the development of new logic applications. With the installation of our Gen8 demonstration system and the acquisition of the encapsulation technology from PlasmaSi, we see ourselves in a good position for the current year."

Guidance

Based on the assessment on AIXTRON's current order situation, including current risks and opportunities as well as on the internal budget rate of USD/EUR 1.10, Management expects to achieve revenues between EUR 170 and 200 million for fiscal year 2016 with a significantly stronger revenue generation in the second half of 2016 compared to the first half of 2016. Currency-adjusted order intake is expected to be at the same level as in fiscal year 2015.

Depending on the successful completion of qualification processes and market entry efforts as well as the achievement of revenues at the high end of the revenue guidance range, Management expects to achieve another improvement of results in 2016. EBITDA, EBIT, net result and free cash flow are expected to improve slightly compared to 2015 but to remain negative for the full year 2016. Management expects to report a positive EBITDA for full year 2017.

Financial Tables

The full year 2015 results presentation will be available at http://www.aixtron.com/en/investors/ir-presentation. The consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com/en/investors/financial-reports/ as part of AIXTRON's Annual Report 2015. AIXTRONs interactive online Annual Report 2015 is available at http://annualreport2015.aixtron.com.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Tuesday, February 23, 2016, 3:00 p.m. CET (6:00 a.m. PST, 9:00 a.m. EST) to review the full year 2015 results. From 2:45 p.m. CET (5:45 a.m. PDT, 8:45 a.m. EST) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com/en/investors/dates/conference-call/ following the conference call.

Contact:

Guido Pickert
Investor Relations and Corporate Communications
T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

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Language:	English
Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany
Phone:	+49 (2407) 9030-0
Fax:	+49 (2407) 9030-40
E-mail:	invest@aixtron.com
Internet:	www.aixtron.com
ISIN:	DE000A0WMPJ6, US0096061041
WKN:	A0WMPJ, A0D82P
Indices:	TecDAX
Regulated Market in Frankfurt (Prime Standard); Regulated Unofficial Market in Berlin, Dusseldorf, Munich, Stuttgart; Terminbörse
Listed:	EUREX; Nasdaq

439281 23.02.2016